Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF OCTOBER 29, 2018

DATE, TIME AND PLACE: On October 29, 2018, at 08:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, sala 1, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY MADE:

1.     Mr. José Caruso Cruz Henriques was appointed as Chairman of the Company’s Fiscal Council and the Councilor Alkimar Ribeiro Moura was appointed to replace him in his absences or impediments for the current term of office.

2.     Following an examination of the Company’s financial statements for the period from January to September 2018, the Councilors resolved to draft the following opinion:

“After examining the Company’s financial statements for the period from January to September 2018 and verifying the accuracy of all elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents adequately reflect the capital structure, the financial position and the activities carried out by the Company in the period.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), October 29, 2018, (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Carlos Roberto de Albuquerque Sá – Councilors.

São Paulo (SP), October 29, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations